MDS Inc. 2810 Matheson Blvd. East, Suite 500 Mississauga, Ontario L4W 4X7 Canada Tel: 905 267-4222 www.mdsinc.com

April 30, 2009

Mr. Jay Webb
Reviewing Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

File No. 001-15016

Dear Mr. Webb:

MDS Inc. (“MDS” or the “the Company”) acknowledges the receipt of your comment letter dated March 30, 2009 regarding the Form 40-F for the fiscal year ended October 31, 2008 filed on   January 29, 2009.  MDS Inc.’s Response has been provided below for each question.

Note: All amounts in US$ unless noted as C$.

MDS Inc.’s Response

Form 40-F for the year ended October 31, 2008

1.      Corporate Structure

1.2    Current Organization

1.
We see that you own 99.6 % non-controlling interest in LPBP Inc.  Please tell us how you determined your interest is non-controlling if you own 99.6% of the company.  Please also clarify how you account for this interest.

MDS Inc.’s Response
LPBP Inc. (LPBP) is currently a non-operating company with total assets of             US$90 million as of October 31, 2008, which consist primarily of cash. There have not been any active operations in LPBP since the sale of its underlying operating businesses during 2007 and this entity will be distributing the majority of the cash to its shareholders during 2009. Although MDS does not hold a majority of the voting rights or otherwise control the Board, as explained below, this publicly owned non-operating company is consolidated in MDS’s consolidated financial statements as of October 31, 2008 and 2007.

LPBP’s issued and outstanding capital stock consists of 94.4 million Class A voting shares and 11,134.6 million Class B non-voting shares. MDS owns 47.5% of the Class A voting shares and 100% of the Class B non-voting shares of LPBP. In the aggregate, MDS owns 99.6% of the issued capital stock of LPBP. Since MDS owns less than 50% of the voting shares of LPBP and only has one of four LPBP Board members, with the three remaining directors being independent, the Company has determined that it has a non-controlling equity interest in LPBP.

The Company also determined that LPBP was a variable interest entity and was subject to consideration for consolidation under FIN 46R, Consolidation of Variable Interest Entities an interpretation of ARB No. 51(FIN 46R) as it met the requirements of Paragraph 5(b)(1) of FIN 46R.  Further, as we determined that MDS would absorb a majority of LPBP’s expected losses and receive the majority of LPBP’s expected residual returns, MDS was determined to be the primary beneficiary of LPBP under the provisions of paragraph 14 of FIN 46R.  Accordingly, MDS consolidated LPBP in its consolidated financial statements as of October 31, 2008.

The Company will enhance its disclosure for the above accounting for LPBP in future filings and further clarify that MDS holds a non-controlling equity interest in LPBP based on its 47.5% equity ownership as well as the fact that MDS is the primary beneficiary of LPBP and has therefore consolidated this entity in the Company’s consolidated financial statements.

Managements’ Discussion and Analysis:

Liquidity and Capital Resources

2.
We see disclosures herein that “With the write-off of the MAPLE Facilities and the write-down of MDS Pharma Services goodwill, the Company’s cumulative net income is below the amount defined in the covenant.  At this time, the Company cannot determine when it will overcome this restriction.”  We also see disclosures herein that “We remain in compliance with all covenants for our Senior Unsecured Notes and our bank credit facility.”  Please reconcile the facts outlined in the referenced disclosures.  Tell us how the classification of the majority of your debt as long-term is impacted by your cumulative net income being below the amount defined in the referenced debt covenant.  Also address any other implications related to your compliance (or non-compliance) with debt covenants.

MDS Inc.’s Response
The Company is in compliance with all of its debt covenants as of October 31, 2008, despite the US$320 million write-down of our MDS Pharma Services goodwill and the           US$501 million write-off of our investment in the MAPLE Facilities. Accordingly, the classification of the majority of the debt as long-term is appropriate.  One of the debt covenants in the Senior Unsecured Notes limits the Company’s ability to pay dividends or repurchase shares if cumulative net income is below a threshold set out in the covenant (described below). To remain in compliance with this covenant, the Company is restricted from making further dividend payments or share repurchases for the foreseeable future, namely until cumulative net income meets the threshold. As the Company no longer pays dividends and ceased the share repurchase program prior to October 31, 2008, the Company was, on October 31, 2008, and continues to remain in compliance with this debt covenant.

Our principal debt covenants are contained in two agreements, our Note Purchase Agreement dated December 18, 2002 pursuant to which our Senior Unsecured Notes were issued and our US$415 million (C$500 million) Bank Syndicated Credit Agreement dated July 14, 2005.  As of October 31, 2008, our Senior Unsecured Notes had an outstanding balance of US$227 million and our Bank credit facility was undrawn. Each of these agreements contains a number of covenants, including those related to maintaining various financial ratios such as interest to earnings before interest, taxes, depreciation and amortization (EBITDA), debt to capitalization and debt to net worth.  The Company is in compliance with all of these covenants as of October 31, 2008 and continues to remain in compliance. In addition, each of these agreements also contains covenants such as maintaining adequate insurance and compliance with laws and we are also in compliance with these covenants.

Our Senior Unsecured Notes are also subject to a covenant that restricts our ability to pay dividends, repurchase shares or make investments in entities that we do not control unless, immediately after giving effect to such action, we maintain sufficient defined financial capacity in our restricted payments “basket”.  This defined capacity in our basket is determined as the sum of US$25 million, plus 50% of our cumulative Consolidated Net Income (or minus 100% of cumulative Consolidated Net loss), plus the net proceeds of capital stock issuances since 2002, less the amount of any dividends or share purchases that we have made since 2002, when our Senior Unsecured Notes were issued.

As the Company has ceased paying dividends and discontinued its share repurchase program, the Company remains in compliance with its debt covenants and the classification of the majority of our debt as long-term is appropriate. As a reference, in the first quarter 2009 consolidated financial statements in Note 12, Share Capital, the Company also provided disclosure that the Company no longer pays dividends and has ceased the share repurchase program.

In its future filings, the Company will further clarify its disclosure concerning its compliance with its debt covenants.

Guarantees

3.
We noted your disclosure that the terms of your indemnification agreements will vary based upon the contract, may not be subject to limitation in certain cases and the nature of these indemnifications prevents you from making a reasonable estimate of the maximum potential amount that you could be required to pay.  Please clarify for us in your response to this comment and in future filings whether any related amounts you may be required to pay are material and provide the disclosures outlined by FIN 45 as necessary.

MDS Inc.’s Response
The majority of the indemnities issued by the Company are indemnifications of the Company’s own future performance (i.e., performance based indemnifications), which are not required to be disclosed under paragraph 4 of FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45).

In the normal course of business, the Company enters into numerous contracts that contain general standard indemnity provisions related to breaches of the agreement and/or performance obligations. The Company’s exposure under any particular indemnity will vary based upon the nature and the terms of the agreements as well as the nature of any particular future claim for indemnity made under the contract. In addition, in certain cases, the Company has recourse against third parties with respect to indemnity claims, and the Company also maintains insurance policies that may provide coverage against certain of these claims. Given the numerous variables described above, it is not possible to estimate the potential maximum exposure under the indemnities. Moreover, the Company has not historically made significant payments under such indemnification provisions. Hence, the Company has not disclosed the maximum potential loss for the indemnification agreements following the guidance provided in paragraph 13b) of FIN 45.

In accordance with the provisions of FIN 45, the Company will update its disclosure of the various standard indemnification obligations provided by the Company during the normal course of its business in the annual consolidated financial statements in the future filings:

“In the normal course of our operations, we enter into a variety of commercial transactions such as the purchase or supply of products or services, clinical trials, licenses and leases.  These transactions are evidenced by agreements, most of which contain standard indemnity obligations.  Our financial exposure to counterparties under these indemnity obligations is generally based upon actual future damages which the counterparty may suffer as a result of our actions or inaction. In the circumstances, we are not able to make a reasonable estimate of the maximum potential amount we could be required to pay to counterparties under these indemnity obligations.  Historically, we have not made significant payments under these indemnity obligations.”

Critical Accounting Policies and Estimates

4.
Regarding your impairment analysis of goodwill, and in the interest of providing readers with a better insight into management’s judgments into accounting for goodwill, please consider disclosing the following in future filings:

•
We note that you indicate that the fair value of your reporting units are estimated using both discounted cash flows and comparable company market valuations.  In addition to disclosing each of the valuation methodologies used to value goodwill, please include sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses.

•	A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.
•	If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

MDS Inc.’s Response
We will enhance our disclosure regarding the Company’s accounting for goodwill in all future filings to address each specific point noted above.

Financial Statements

Note 3. Summary of Significant Accounting Policies

Basis of Presentation

5.
We note that the financial statements are presented in U.S. dollars.  In future filings, please revise the financial statement footnote narratives throughout the filing to quantify all amounts in terms of U.S. dollars.  We will not object if you wish to also quantify these amounts in terms of Canadian dollars.  However the current presentation of only Canadian dollar disclosures in certain footnotes (for example, the second paragraph of Note 2) is confusing.

MDS Inc.’s Response
We confirm that in our future filings we will quantify and provide all the amounts included in the footnote narratives in U.S. dollars.

Revenue Recognition

6.
We note your discussion as part of the financial highlights of MDS Analytical Technologies that “currently, MDS generates the majority of its income associated with these joint ventures from the net income of the joint ventures, and not from it’s sales to the joint ventures.”  But we also note from other disclosures that your “reported revenues are related to products manufactured and services performed for the joint ventures…”  Please clarify what you mean by the referenced disclosures and confirm to us that intercompany profits and losses are eliminated until realized as if the joint venture company were consolidated, consistent with the guidance of paragraph 19.a. of APB 18.  Please also revise your revenue recognition policy in future filings to clearly tell investors how you recognize revenue with regards to the joint ventures.

MDS Inc.’s Response
The Company eliminates all inter-company profits until realized and, accordingly, the Company is in compliance with the requirements of 19a) of APB 18, The Equity Method of Accounting for Investments in Common Stock (APB 18).

In accordance with the two joint venture arrangements and related services agreements, the Company provides manufacturing, research and development and administrative support for the joint venture partnerships on an outsourced service provider basis.  All costs, including selling, general, and administration expenses, incurred by the Company for direct materials, labor, travel, consulting, etc. are billed to the joint ventures at cost and recorded as revenue. Hence, the Company does not recognize any profits from the sales to the joint ventures as the amounts are billed without any mark-ups. Accordingly, the Company is in compliance with the requirements of 19a) of APB 18.

The joint venture realizes net income when the products are sold to a third party customer. The Company records its share of realized profits from the joint ventures as equity earnings. The Company does not record income until it is realized by the joint venture, which is consistent with the guidance provided in paragraph 19a) of APB 18.

We intend to provide the following enhanced disclosure of our accounting related to our joint ventures in the Management Discussion and Analysis in the future filings:

“The mass spectrometer product family of MDS Analytical Technologies carries out the majority of its business through joint ventures. Currently, MDS generates its earnings associated with these joint ventures from its proportionate share of joint venture earnings. We use equity accounting for the joint ventures and, therefore, the earnings related to the mass spectrometer product family are reflected in equity earnings, which represents our share of the net earnings of the joint ventures. Our reported revenues are related to products manufactured and services performed for the joint ventures and are not a direct indicator of end-customer revenues. These revenues are recorded at the cost of the products manufactured and services performed for the joint ventures, with no associated operating income recognized by the Company.”

Comprehensive Income

7.
We see you indicate herein that comprehensive income is presented in (your) consolidated statements of shareholders’ equity.  In future filings you should disclose a total amount for comprehensive income as required by paragraph 14 of SFAS 130.  Alternatively, tell us where such a total is currently disclosed.

MDS Inc.’s Response
We confirm that in its future filings, the Company will disclose the total amount for comprehensive income as required by paragraph 14 of SFAS 130.  We will include this disclosure in our annual consolidated statements of shareholders’ equity and comprehensive income (loss) similar to the quarterly disclosures provided in the consolidated statements of comprehensive income (loss).

Note 11. Goodwill

8.
We see that you performed Step 2 of the goodwill impairment test for the MDS Pharma Services reporting unit and you determined that the fair values of the reporting unit’s assets (primarily intangibles) were in excess of the value currently recorded on MDS Pharma Services statement of financial position.  Please tell us if you performed a related impairment analysis of your long-lived assets that are part of this segment based on the results of your Step 2 test.  If so, tell us the results of the tests.

MDS Inc.’s Response
The Company conducted an impairment analysis of its long-lived assets, which primarily consisted of property, plant and equipment, in accordance with SFAS 144, Accounting for the Impairment and Disposal of Long-Lived Assets (SFAS 144) as a result of MDS Pharma Service’s goodwill impairment and write-down in October 2008. The test conducted under SFAS 144 required the Company to group the long-lived assets (group) to the lowest level for which there are identifiable cash flows, estimate the future net undiscounted cash flows to be generated from the use of the long-lived asset (group) and its eventual disposal and to compare the estimated undiscounted cash flows to the carrying amount of the long-lived assets (group). Based on the above tests performed at each asset grouping, the Company determined that the sum of each asset group’s estimated future undiscounted cash flows exceeded the carrying value of their respective asset groups.  Accordingly, no impairment loss for long-lived assets other than goodwill was required to be recorded in the consolidated financial statements of the Company.

9.
In this regard, we see that you perform your annual goodwill impairment test as of October 31 or earlier upon the occurrence of certain events or substantive changes in circumstances.  Further, we also noted your disclosure that you consider the relationship between your market capitalization and your book value when reviewing for indicators of impairment.  In light of the recent significant decreases in your stock price and the resulting decrease in your market capitalization, please tell us if you performed an interim impairment test at January 31, 2009 or at any time since October 31, 2008 and the results of any such tests.

MDS Inc.’s Response
The Company regularly updates and conducts analysis of its forecasts of the cash flows of all of its reporting units. In the current economic environment, this process receives greater scrutiny and is monitored more closely for the potential impact on financial reporting. The Company has also conducted qualitative assessments of potential triggering events for the period ended January 31, 2009, and no indicators for impairment were identified. With regards to the decline in the Company’s stock price and the resulting drop in market capitalization, the Company analyzed the forecasted cash flows and compared it to the total market capitalization and determined that there was no indication of impairment during the first quarter ended January 31, 2009.

The Company also provided enhanced disclosure for the potential estimation risk in the first quarter 2009 consolidated financial statements in Note 6, Assets Held for Sale and Impairment of Assets, in part, reproduced below:

“While the Company wrote down $320 million of goodwill related to its MDS Pharma Services business in the fourth quarter of fiscal 2008, the Company has significant goodwill and intangible assets associated with its MDS Analytical Technologies business. In addition, the Company is reviewing certain groups of property, plant, and equipment associated with its MDS Pharma Services business and other tax assets. SFAS 142, “Goodwill and Other Intangible Assets”, and SFAS 144 require that companies monitor their goodwill and long-lived assets for indicators of impairment and, if necessary, to perform tests for impairment on long-lived assets and goodwill at least annually. The fair value of the Company’s long-term assets are primarily based on its projections of future cash flows from its assets. If a prolonged deterioration of customer demand were to occur, this would impact the Company’s cash flows and the Company could be required to write down certain assets. While the Company did not identify assets that were required to be written down in its first quarter of fiscal 2009, further declines in forecasted cash flows in either MDS Analytical Technologies or MDS Pharma Services may represent an indicator of impairment, and result in a future write-down of assets. The Company would not expect these potential asset write-downs, if they were to occur, to affect the Company’s cash balances or liquidity position.”

Since January 31, 2009, the Company has continued to monitor its financial forecasts and market capitalization with respect to potential indicators of impairment.

Note 29.  Asset Retirement Obligation

10.
We see from your disclosures that you have identified an asset retirement obligation relating to future site remediation costs of a facility located in Kanata, Ontario but you are unable to estimate your future liability based on the fact that you cannot estimate a range of potential settlement dates.  Please respond to the following:

•	Please tell us the nature of the remediation.

MDS Inc.’s Response
MDS Nordion, one of the three operating business segments of the Company, produces isotopes for molecular imaging, sterilization technologies and radio therapeutics. MDS Nordion’s head office and main manufacturing facility, which process reactor-produced isotopes, is located in Kanata, Ontario.  As this facility uses isotopes that are radioactive in nature, it is regulated by the Canadian Nuclear Safety Commission (CNSC).

The remediation process would remove all of the radioactive or contaminated materials and equipment from the Kanata, Ontario facility after the stoppage of production activities by MDS Nordion.

•
Please tell us about the timing of the remediation, for example, we note that you plan to use the facility for an indefinite period of time, tell us if the remediation will begin only when you stop using the facility or if it would be done while you are still using the facility.

MDS Inc.’s Response
The remediation process would begin approximately one year after the stoppage of production activities at the Kanata, Ontario manufacturing facility. There are no other remediation activities required while MDS Nordion continues to operate and use the production facilities.

•
Please tell us about the C$15.4 million letter of credit in support of future site remediation costs, including who required this letter of credit, how the amount was determined and how you factored this into your estimate of your potential liability.

MDS Inc.’s Response
Under CNSC regulations, the Company is required to have a proper decommissioning strategy in place along with providing associated financial guarantees in order to maintain an operating license with the CNSC in the event that the Company were to exit the facility in the future. MDS Nordion has prepared a Preliminary Decommissioning Plan (PDP) for the Kanata, Ontario facility, which was reviewed by the CNSC. The PDP is periodically updated by the Company when circumstances or cost estimates change.  The PDP does not require MDS Nordion to estimate a potential settlement date but does require a cost estimate for future decommissioning costs, amounting to US$12.8 million (C$15.4 million). MDS Nordion has provided a letter of credit to CNSC to guarantee this amount as required for the operating license.

•
Based upon the guidance in SFAS 143 and FIN 47, it appears that uncertainty about the timing of any payments should be factored into the measurement of any such obligations. Please clarify for us why you believe the referenced uncertainties impede you from estimating your liability.

MDS Inc.’s Response
The referenced uncertainties as discussed above impede us from estimating the timing of when the payments would be required as the Company presently expects the Kanata, Ontario facility to operate indefinitely based on the strength and profitability of the overall business.

MDS Nordion is a profitable business segment of the Company.  The products produced by the Company are used for specialized medical imaging and therapeutic purposes as well as for sterilization of medical disposables using Cobalt 60.  The Company maintains a strong market share in these product lines. Currently, there are no indications as to when the Company would exit these production facilities, i.e., the Company plans to operate the production facilities indefinitely.

Paragraph 4 of SFAS 143, Accounting for Asset Retirement Obligations (SFAS 143) requires the Company to recognize the liability for the asset retirement obligation in the period it is incurred if a reasonable estimate of fair value can be made. Uncertainty about the timing of the remediation does not change the fact that the Company does not need to recognize the liability for the remediation.  However, as noted above, the Company is expected to operate the site indefinitely. Further, given the high quality products produced at this facility, the Company still continues to invest additional amounts in this “state of the art” facility. Accordingly, the settlement date of the asset retirement obligation is not known and the Company is not able at this time to reasonably determine the fair value of the liability to be recorded on its consolidated financial statements.

Paragraph A16 of SFAS 143 requires that the Company record the asset retirement obligation as, and when, a reasonable estimate of the fair value of the obligation can be made.  Hence, the Company will recognize the asset retirement obligation liability on its consolidated financial statements, as and when, more information relating to the expected timing of the stoppage of the production activities becomes available.

In connection with this response, MDS acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our response, please do not hesitate to contact me.

Sincerely,

MDS Inc.

/s/Douglas S. Prince

Douglas S. Prince
Executive Vice-President Finance and Chief Financial Officer
MDS Inc.